EXHIBIT 99.40

MCLOUD TECHNOLOGIES CORP.
QUALIFICATION CERTIFICATE

To:	British Columbia Securities Commission, as principal regulator, and the securities commission or similar regulatory authority of the Provinces of Canada and Nunavut

This Qualification Certificate is delivered pursuant to Section 4.1(a)(ii) of National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") and National Instrument 44-102 - Shelf Distributions in connection with the filing today by mCloud Technologies Corp. (the "Issuer") of a preliminary short form base shelf prospectus (the "Preliminary Prospectus") for a distribution of its securities. The Issuer is relying on the criteria set forth in Section 2.2 of NI 44-101 in order to be qualified to file a prospectus in the form of a short form prospectus. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in NI 44-101.

The Issuer hereby certifies that:

1.	the Issuer is an electronic filer under NI 13-101;

2.	the Issuer is a reporting issuer in at least one jurisdiction of Canada;

3.	the Issuer has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in that jurisdiction,

a.	under applicable securities legislation,

b.	pursuant to an order issued by the securities regulatory authority, or

c.	pursuant to an undertaking to the securities regulatory authority;

4.	the Issuer has, in at least one jurisdiction in which it is a reporting issuer,

a.	current annual financial statements, and

b.	a current AIF;

5.	the Issuer’s equity securities are listed and posted for trading on a short form eligible exchange and the Issuer is not an issuer,

a.	whose operations have ceased; or

b.	whose principal asset is cash, cash equivalents, or its exchange listing;

6.	all of the material incorporated by reference in the Preliminary Prospectus and not previously filed is being filed with the Preliminary Prospectus.

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Dated this 22nd day of April, 2020.

MCLOUD TECHNOLOGIES CORP.

Per:      (signed) "Russel McMeekin"

Russel McMeekin Chief Executive Officer